# Income Statement (Profit and Loss)

Arqlite SPC
For the year ended
December 31, 2022
Accrual Basis

| Account | 2022 |
|---|---|
| **Income** | |
| Amazon Refunds | (7,257.21) |
| Discount Received | (250.00) |
| Sales | 551,958.99 |
| **Total Income** | **544,451.78** |
| | |
| **Cost of Goods Sold** | |
| Shipping Expense | 11,640.38 |
| Packaging Supplies | 18,999.53 |
| Transportation | 2,096.99 |
| Amazon Fees | 284,505.12 |
| Stripe Fees | 1,214.24 |
| Fulfillment Costs | 8,843.80 |
| Distribution Services | 2,500.00 |
| **Total Cost of Goods Sold** | **329,800.06** |
| | |
| **Gross Profit** | **214,651.72** |
| | |
| **Operating Expenses** | |
| Advertising | 54,536.05 |
| Marketing | 35,416.92 |
| Automobile Expense | 529.48 |
| Bank Service Charges | 710.26 |
| Business License & Fees | 5,671.85 |
| Cleaning Services | 3,550.00 |
| Conventions | 1,933.34 |
| Depreciation | 210,593.06 |
| Dues & Subscriptions | 2,657.48 |
| Financing Costs-WeFunder | 26,077.97 |
| Freight & Postage | 4,210.54 |
| Insurance | 43,715.99 |
| Auto Insurance | 2,050.53 |
| Interest Expense | 1,962.54 |
| Interest Expense - Bridge Loan | 35,986.79 |
| Interest Expense - Grant Echoing | 2,400.00 |
| Interest Expense - RBF | 4,303.39 |
| Interest Expense - WeFunder | 32,095.96 |
| Machinery Supply | 8,496.41 |
| Job Supplies | 23,121.00 |
| Tools & Equipment Rental | 3,018.69 |
| Office Supply | 6,098.52 |
| Minor Software | 8,213.64 |
| Meals & Entertainment | 424.21 |
| Phone & Internet | 1,490.64 |
| Utility | 93,494.46 |
| Income Taxes | 908.23 |
| Property Tax | 22,751.07 |
| R&D Costs | 1,544.00 |
| Rent-Facility | 313,956.68 |
| Repairs & Maintenance | 6,449.50 |
| Security | 1,085.04 |
| Seminars and Continue Professional Edu | 500.00 |
| Legal Fees | 40,204.71 |
| Professional Fees | 58,753.53 |
| Subcontractors | 621.29 |
| Temporary Services | 79,431.76 |

| | |
|---|---:|
| Travel | 2,425.78 |
| Wages & Salaries | 371,621.19 |
| Payroll Tax Expense | 28,652.63 |
| Compensation- Sebastian Sajoux | 18,000.00 |
| Employee Medical Insurance | 21,954.22 |
| Payroll Processing | 2,424.00 |
| Housing - Expat | 33,450.00 |
| Recruiting & HR | 679.00 |
| Reimbursable Expense | 3,363.45 |
| Waste Management | 6,163.77 |
| Employee Benefits | 100.00 |
| **Total Operating Expenses** | **1,627,799.57** |
| | |
| **Operating Income** | **(1,413,147.85)** |

## Other Income / (Expense)

| | |
|---|---:|
| CC Rewards | 2,206.56 |
| FeedStock | 7,560.26 |
| Interest Income | 33,987.23 |
| Other Income | 3.41 |
| **Total Other Income / (Expense)** | **43,757.46** |
| | |
| **Net Income** | **(1,369,390.39)** |

# Balance Sheet

## Arqlite SPC
### As of December 31, 2022
### Accrual Basis

| Account | Dec 31, 2022 |
|---|---:|
| **Assets** | |
| Current Assets | |
| Cash and Cash Equivalents | |
| Checking xx6670 | 133,126.96 |
| Petty Cash | 671.00 |
| CHASE BUS PREM SAV | 20,000.83 |
| PERFBUS CHK | 80,750.00 |
| **Total Cash and Cash Equivalents** | **234,548.79** |
| Accounts Receivable | 4,000.00 |
| Inventory Asset | 571,708.89 |
| Prepaid Insurance | 8,087.93 |
| Prepayments | 4,993.65 |
| Vendor Deposits | 79,200.00 |
| Other Receivable | 3,000.00 |
| **Total Current Assets** | **905,539.26** |
| Fixed Assets | |
| Leasehold Improvement | 506,022.66 |
| Less: Accumulated Depreciation - Leasehold Improvement | (85,331.80) |
| Machinery & Equipment | 1,057,575.69 |
| Less: Accumulated Depreciation - M&E | (289,763.23) |
| Office Furniture | 13,229.77 |
| Less: Accumulated Depreciation - Office Furniture | (6,101.60) |
| Vehicle | 12,554.37 |
| Less: Accumulated Depreciation - Vehicles | (6,922.05) |
| Computer & Office Equipment | 5,059.24 |
| Less-Accumulated Depreciation: Computer & Office Equipment | (3,985.52) |
| **Total Fixed Assets** | **1,202,337.53** |
| Long Term Assets | |
| Due From - PLASTIC REV SPC | 1,100.00 |
| Due From Arqlite SRL | 664,728.00 |
| Interest Receivable - Arqlite SRL's loan | 206,409.54 |
| **Total Long Term Assets** | **872,237.54** |
| **Total Assets** | **2,980,114.33** |
| **Liabilities and Equity** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | 38,572.42 |
| Chase CC 9074 | 4,346.66 |
| Amazon Business Prime Card | 34.17 |
| Other Payroll Liability | 32,838.25 |
| Rent Payable | 113,256.43 |
| Sales Tax | (358.20) |
| Amazon E-Account | 98.24 |
| **Total Current Liabilities** | **188,787.97** |
| Long Term Liabilities | |
| Bridge Loan - Douglas Schrock | 105,124.99 |
| Interest Payable - Bridge Douglas Shrock | 25,000.00 |
| Bridge Loan - Jennifer Schaefer | 50,000.00 |
| Bridge Loan - Raquel Zagnoni | 163,905.61 |
| Bridge Loan - Susan Graff | 106,887.31 |
| Interest Payable - Bridge Susan | 12,500.00 |
| Bridge Loan - Equity Trust | 25,000.00 |
| RBF Loan - Bruce Reed | 49,414.16 |
| RBF Loan - Chris Graff | 113,652.59 |
| RBF Loan - Douglas Schrock | 98,828.33 |
| RBF Loan - Hunsberger | 49,414.16 |
| RBF Loan - Michael Libes | 24,707.08 |
| RBF Loan - Monica Aufrecht | 34,589.92 |
| RBF Loan - Realize Impact | 74,121.25 |

| | |
|---|---:|
| RBF Loan - Richard Hetler | 49,414.16 |
| RBF Loan- Raquel Zagnoni | 16,500.00 |
| Convertible Notes | 1,897,321.01 |
| Interest Payable - Convertible Notes | 38,426.10 |
| Debt Issuance Costs | (79,666.85) |
| Deferred Rent | 173,349.81 |
| Grant Payable | 103,326.00 |
| Interest Payable - Grant Echoing | 10,800.00 |
| Mandatorily Redeemable Stock | 80,000.00 |
| **Total Long Term Liabilities** | **3,222,615.63** |
| **Total Liabilities** | **3,411,403.60** |
| **Equity** | |
| APIC - Redeemable Stock | (68,571.43) |
| Common Stock | 349,479.63 |
| Series A Preferred Stock | 3,731,825.40 |
| Series Seed Preferred Stock | 200,000.00 |
| Subscription Receivable - Series A | (152.00) |
| Retained Earnings | (3,274,480.48) |
| Current Year Earnings | (1,369,390.39) |
| **Total Equity** | **(431,289.27)** |
| **Total Liabilities and Equity** | **2,980,114.33** |